June 23, 2017

VIA EDGAR AND FEDEX

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	PetIQ, Inc.
Draft Registration Statement on Form S-1 Submitted March 9, 2016 (“DRS”)
Amendment No. 1 to DRS Submitted April 25, 2016
Amendment No. 2 to DRS Submitted May 13, 2016
Amendment No. 3 to DRS Submitted June 17, 2016
Amendment No. 4 to DRS Submitted May 22, 2017
Amendment No. 5 to DRS Submitted June 16, 2017
Registration Statement on Form S-1 Filed on June 23, 2017
CIK No. 0001668673

Dear Mr. Reynolds:

On behalf of PetIQ, Inc. (the “Company”), enclosed for your review is the Company’s Registration Statement on Form S-1 (the “Registration Statement”), originally confidentially submitted with the Securities and Exchange Commission (the “Commission”) on March 9, 2016 (the “DRS”) and amended by Amendment No. 1 to the Company’s DRS confidentially submitted with the Commission on April 25, 2016, Amendment No. 2 to the Company’s DRS confidentially submitted with the Commission on May 13, 2016, Amendment No. 3 to the Company’s DRS confidentially submitted with the Commission on June 17, 2016, Amendment No. 4 to the Company’s DRS confidentially submitted with the Commission on May 22, 2017 and Amendment No. 5 to the Company’s DRS confidentially submitted with the Commission on June 16, 2017. An electronic version of the Registration Statement has been submitted concurrently with the Commission through its EDGAR system. The enclosed copy of the Registration Statement has been marked to reflect changes made from the DRS.

Set forth below are the responses of the Company to the comments contained in the Staff’s letter to the Company, dated June 20, 2017, relating to the DRS. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

Comment No. 1

We note the disclosure you added regarding the Bayer Healthcare LLC patent infringement lawsuit. If you believe that this is a known demand, commitment, event or

June 23, 2017

uncertainty that will have, or is reasonably likely to have, a material unfavorable impact on your net sales or income or result in your liquidity decreasing in any material way, please describe. See Item 303(a) of Regulation S-K.

Response:

The Company respectfully advises the Staff that it does not believe that the Bayer Healthcare LLC patent infringement lawsuit will have or is reasonably likely to have a material unfavorable impact on the Company’s net sales, income or liquidity. As such, no disclosure has been added to the Registration Statement.

Financial Statements

PetIQ, LLC and Subsidiaries

Note 1. Principal Business Activity and Significant Accounting Policies Property, Plant and Equipment, pages F-11 and F-24

Comment No. 2

We note your revised disclosures that depreciation and amortization is recorded in cost of sales or general and administrative expenses depending on the use of the asset. To enhance an investor’s understanding, please revise to disclose the amount of depreciation and amortization expense included in cost of sales and general and administrative expenses for each of the periods presented.

Response:

The Company respectfully advises the Staff that prior to the third quarter 2016, we had a non-GAAP policy wherein depreciation and amortization expense was recorded in general and administrative expenses in the consolidated statements of operations due to the immateriality of the depreciation related to production equipment. As the Company has expanded its manufacturing capabilities, the depreciation associated with costs of sales has increased, thus for the quarter ended September 30, 2016, the Company began allocating depreciation related to production equipment to inventory costs, and subsequently to cost of sales. Therefore depreciation expense recognized in cost of sales was $338,000 and $0 for the years ended December 31, 2016 and 2015, respectively. For the periods ended March 31, 2017 and 2016, depreciation expense in cost of sales was $274,000 and $0, respectively. The Company respectfully advises the Staff that it does not believe it is necessary adjust the disclosures in the Company’s historical financial statements to include these immaterial amounts. The requested disclosure will be made in future financial statements.

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June 23, 2017

If you have any questions regarding any of the response in this letter, please call me at (312) 558-5257.

Respectfully Submitted,

/s/ James J. Junewicz

James J. Junewicz

cc:	McCord Christensen
John Newland
Robert Mooney
Dominick P. DeChiara
Bryan C. Goldstein